UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 7, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-______.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 6, 2008, entitled “VODAFONE TO ACQUIRE AN ADDITIONAL 15% STAKE IN VODACOM GROUP”.

6 November 2008

VODAFONE TO ACQUIRE AN ADDITIONAL 15% STAKE IN VODACOM GROUP

Vodafone has agreed to acquire an additional 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom Group”) from Telkom SA Limited (“Telkom”) for a cash consideration of ZAR22.5 billion (c.£1.4 billion) less the pro rata consolidated attributable net debt of Vodacom Group of approximately ZAR1.55 billion (c.£0.1 billion). The transaction will increase Vodafone’s shareholding in Vodacom Group from 50% to 65%. Vodacom Group will be listed on the Johannesburg Stock Exchange (“JSE”) and the remaining 35% of Vodacom Group will be demerged by Telkom to its shareholders.

The acquisition is subject to, among other conditions, approval by 75% of Telkom’s shareholders and is interconditional upon Vodacom Group being listed on the JSE and Telkom demerging the remaining 35% of Vodacom Group to Telkom’s shareholders. Telkom’s two largest shareholders, the Government of South Africa and the Public Investment Corporation Limited, owning a combined 58%, have irrevocably committed to vote in favour of the transaction and will become significant shareholders in Vodacom Group following the completion of the transaction. The Government of South Africa has agreed that it will retain a minimum shareholding of 10% in Vodacom Group for a period of 12 months after the listing on the JSE.

Commenting on the transaction, Vittorio Colao, Chief Executive of Vodafone, said:

“As a long-term investor in South Africa we are delighted to be increasing our shareholding in Vodacom Group, the country’s leading mobile operator with a presence in four additional African markets. We will continue to support the management team in their strategy of transforming Vodacom into a full service provider in Africa and also look forward to playing a greater role in delivering the broader social benefits of mobile telecommunications in the continent. We are confident that the transaction will deliver value to our shareholders.”

Principal benefits

The principal benefits to Vodafone of the transaction are:

•      Delivers operational control of Vodacom Group, an attractive asset

-  The leading mobile network operator in South Africa, with a market share of 55%

-  A portfolio of growing operations: the number one operator in Tanzania, Lesotho and the Democratic Republic of Congo and the number two operator in Mozambique

-  The leading mobile broadband service provider in South Africa with an expanding total communications service offering across sub-Saharan Africa

-  Well positioned to capture the growth from the fast-growing enterprise market in Africa following the announced intended acquisition of the telecommunications assets of Gateway Telecommunications

•      Enhances Vodafone’s consolidated growth profile

-  Vodacom Group delivered 17.1% revenue growth and 15.7% EBITDA growth for the financial year ended 31 March 2008

•      Provides further opportunities for value creation through network operating cost reductions and procurement benefits

Financial impact on Vodafone

The transaction meets Vodafone’s stated financial investment criteria. Following completion of the transaction, Vodafone will account for Vodacom Group as a subsidiary undertaking.

The transaction is expected to be enhancing to adjusted earnings per share from the first year post acquisition excluding the impact of intangible asset amortisation. The transaction will also enhance Vodafone’s free cash flow generation per share.

As a result of accounting for Vodacom Group as a subsidiary, Vodafone will fully consolidate Vodacom Group’s results which will include the recognition of additional acquired intangible asset amortisation with a corresponding adjustment for minority interests. The increased amortisation arises both from the additional intangible assets resulting from the acquisition of a controlling interest and the revaluation of intangible assets held in respect of Vodafone’s existing stake in Vodacom Group. The additional impact on earnings from acquired intangible asset amortisation, net of associated tax and adjusting for minority interests, is expected to be around £250 - £300 million in year 1, around £150 - £200 million in years 2 and 3, and approximately £50 - £100 million thereafter. As a result, the transaction is expected to be dilutive to adjusted earnings per share post acquired intangible asset amortisation for the three years post acquisition and accretive thereafter.

The transaction will be financed through existing cash resources and committed debt facilities.

Other transaction details

Vodafone has agreed with the Government of South Africa, inter alia, that the Vodacom identity will remain visible on the African continent. In addition, Vodafone has agreed that Vodacom Group will be the exclusive investment vehicle through which it will make acquisitions in sub-Saharan Africa (excluding Ghana and Kenya where Vodafone is already present).

Completion of the transaction and listing of Vodacom Group shares on the JSE is expected during the first half of 2009. The transaction is subject to customary competition authority and regulatory approvals and the listing of Vodacom Group.

-ends-

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664 447	Telephone: +44 (0) 1635 664 444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group, with equity interests in 27 countries, including Ghana and Kenya in sub-Saharan Africa, and Partner Networks in over 40 additional countries. As of 30 June, 2008, Vodafone had approximately 269 million proportionate customers worldwide. For further information, please visit www.vodafone.com

About Vodacom Group

Vodacom Group is an African communications company providing world class mobile telephony services to more than 34.6 million customers across the sub-Saharan African region. Its mobile network portfolio covers a total population of approximately 170 million people across five countries: South Africa (94% stake), the Democratic Republic of Congo (51% stake), Lesotho (88% stake), Mozambique (90% stake) and Tanzania (65% stake). In the year to 31 March 2008, Vodacom Group reported revenues of ZAR48.2 billion and EBITDA of ZAR16.5 billion. For further information, please visit www.vodacom.com.

About Telkom

Telkom is one of Africa’s largest integrated communications companies based on operating revenue and assets. Telkom provides public switched communications services in South Africa and offers fixed-line voice and data services, branded as Telkom. For further information please visit www.telkom.co.za.

Important information

For illustrative purposes a current exchange rate of £1:ZAR15.6 has been used.

All company data relating to Vodacom Group is based on Vodacom Group information.

Other matters

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter.

Cautionary statement regarding forward-looking statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the transactions contemplated herein, plans with respect to these transactions, and expectations with respect to long-term shareholder value growth. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: the risk that receipt of government and regulatory approvals may require acceptance of conditions with potential adverse impacts or may be unduly delayed; risks involving changes in the expected costs, as well as our ability to realise expected benefits associated with the transactions referred to herein; risks relating to our ability successfully to integrate the operations of Vodacom Group with our own operations, and risks relating to changes in the economic or political situation in South Africa and the other countries in which Vodacom Group has operations.

In addition to the factors noted above, please refer to the information Vodafone Group Plc has filed with, or otherwise furnished to, the US Securities and Exchange Commission (the “SEC”) under the US Securities Exchange Act of 1934, including in particular the information in the sections headed “Principal Risk Factors and Uncertainties” and “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Report on Form 20-F for the year ended 31 March 2008 as well as any similarly headed sections in subsequently furnished Form 6-Ks (which are available at the SEC’s Internet site (http://www.sec.gov)), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein. No assurances can be given that the forward-looking statements in this release will be realised. All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

Appendix A—Vodacom Group key facts

	Group	South Africa	Tanzania	Lesotho	DRC	Mozambique

June 2008 mobile customers (m)	34.6	24.9	4.5	0.4	3.5	1.3
FY2008 revenues (ZARm)	48,178	42,784	2,354	309	2,297	434
FY2008 EBITDA (ZARm)	16,463	14,790	765	139	745	(32)

Note:

Group EBITDA contains contribution from Holding Companies of ZAR56 million

Appendix B—Vodacom Group simplified pro forma corporate structure on completion3

Notes:

1	Simplified structure including major operating and holding companies only
2	Pro forma for BEE transaction announced on 29 July 2008
3	Excluding Gateway

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY (Registrant)

Dated: November 7, 2008	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary